OMB APPROVAL
OMB NUMBER
EXPIRES
EST. AVG. BURDEN HRS. PER RESPONSE

03013223

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No. 8- ~~1-5204~~ 8-52323**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 **AND ENDING** December 31, 2002
MM/DD/YY MM/DD/YY

SEC MAIL RECEIVED PROCESSING SECTION MAR 3 - 2003 313 OPC VA

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
Quasar Distributors, LLC

Official Use Only

Firm ID No.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

615 East Michigan Street
(No. and Street)

Milwaukee	Wisconsin	53202
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

James Schoenike (414) 287 - 3994
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name—if individual, state last, first, middle name)

650 Third Avenue South	Minneapolis	Minnesota	55402
(Address)	**City**	**State**	**(Zip Code)**

Check One:
* Certified Public Accountant
___Public Accountant
___Accountant not resident in U.S. or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

MAR 1 9 2003

OATH OR AFFIRMATION

I, *James Schoenike,*, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quasar Distributors LLC. as of ***December 31, 2002*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Notary Public Exp. 4.9.06

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- (c) Statement of Operations.
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditors' Report on Internal Controls.
- (p) Schedule of segregation requirements and funds in segregation for customers' trading on U.S. Commodity Exchanges pursuant to the Commodity Exchange Act.
- (q) Schedule of Secured Amounts and Funds held in Separate Accounts for Foreign Futures and Foreign Options Customers pursuant to Regulation 30.7 of the Commodity Exchange Act.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3)*

PRICEWATERHOUSECOOPERS

Quasar Distributors, LLC

(A Wholly-Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition
December 31, 2002

(With Report of Independent Accountants Thereon)

Quasar Distributors, LLC
(a wholly-owned subsidiary of U.S. Bancorp)
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 1300
650 Third Avenue South
Minneapolis MN 55402-4333
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Accountants

To the Board of Managers and Member
of Quasar Distributors, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Quasar Distributors, LLC (a wholly-owned subsidiary of U.S. Bancorp) (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management; our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2003

Quasar Distributors, LLC
(a wholly-owned subsidiary of U.S. Bancorp)
Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$ 4,747,636
Commissions and fees receivable	534,921
Office equipment, net of accumulated depreciation of $7,970	9,684
Goodwill and intangible assets, net of accumulated amortization of $66,373	698,037
Other assets	172,064
Total assets	$ 6,162,342

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Payable to mutual funds	$ 1,844,445
Current income taxes payable	579,131
Accrued expenses and other liabilities	89,442
Total liabilities	2,513,018
Member's equity:	
Contributed capital, 1,250,000 units	1,250,000
Retained earnings	2,399,324
Total member's equity	3,649,324
Total liabilities and member's equity	$ 6,162,342

The accompanying notes are an integral part of the Statement of Financial Condition.

Quasar Distributors, LLC
(a wholly-owned subsidiary of U.S. Bancorp)
Notes to the Statement of Financial Condition

1. **Organization and Significant Accounting Policies**

Organization
Quasar Distributors, LLC (the "Company") was incorporated in the State of Delaware and commenced operations on January 21, 2000. The Company is a wholly-owned subsidiary of U.S. Bancorp (the "Bank").

The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. ("NASD") as a broker-dealer under the Securities Exchange Act of 1934. The Company provides mutual fund distribution and underwriting services to mutual funds in all fifty states of the United States of America and is a member of the National Securities Clearing Corporation's Fund/SERV System. The principal operations of the Company are located in Milwaukee, Wisconsin.

The Company claims exemption from Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i) and, accordingly, is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers. The Company does not carry or hold securities for customer accounts.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers investments in money market mutual funds to be cash equivalents.

As of December 31, 2002, $1,555,274 of cash and cash equivalents was restricted for default account 12b-1 fees and default account sales commissions for the benefit of First American Funds, an affiliate of the Company.

Office Equipment
Office equipment is recorded at cost and depreciated on a straight-line basis over estimated useful lives of three years.

Goodwill
The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "*Goodwill and Other Intangible Assets,*" on January 1, 2002. SFAS No. 142 addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The most significant changes made by SFAS No. 142 are that goodwill and indefinite lived intangible assets are no longer amortized and are to be tested for impairment at least annually. During 2002, the Company completed its initial impairment assessment and concluded that no impairment existed at the time of the test.

Intangible Assets
Intangible assets are amortized over their useful lives of 10 years using the sum-of-the-years digits method.

Income Taxes
The Company is included in the consolidated Federal income tax return of the Bank. Income taxes are provided on a separate company basis and payments are received from or remitted to the Bank. Actual income tax expense does not differ substantially from the amount which would be computed by applying the statutory Federal tax rate. At December 31, 2002, the Company has no material temporary differences.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Payable to Mutual Funds

Amounts payable to mutual funds represent cash received by the Company which is available for payment of the mutual funds' 12b-1 fees. As of December 31, 2002, $289,171 of the payable to mutual funds is invested in the First American Treasury Reserve Fund and will be held there until a request for disbursement is received from a mutual fund. All interest earned on such investments accrues to the Company.

The remaining amount payable to mutual funds of $1,555,274 as of December 31, 2002, is invested in the First American Prime Obligation Fund and represents default account 12b-1 fees and default account sales commissions of First American Funds, an affiliate of the Company. All interest earned on such investments accrues to the benefit of First American Funds.

3. Net Capital Requirement

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital, the amount of which was $167,534 at December 31, 2002. In addition, under this rule, the Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At December 31, 2002, the Company had adjusted net capital of $2,139,738, which was $1,972,205 in excess of its minimum required net capital of $167,534. The Company's aggregate indebtedness to net capital ratio was 1.17 to 1 at December 31, 2002.

4. Related Party Transactions

Cash and cash equivalents of the Company are invested in the First American Treasury Reserve Fund and the First American Prime Obligation Fund, money market mutual funds which are sponsored by the Bank.

During the year ended December 31, 2002, the Company recorded commission and fee revenue of $1,384,874 for services provided to certain First American mutual funds, which are sponsored by the Bank. At December 31, 2002, the Company has outstanding commission and fee receivables of $147,951 from certain First American mutual funds.